1046649

8-3-1-02

02016415

CONFORMED COPY

RECD S.E.C.
MAR 1 2002
080

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR MARCH 1, 2001

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

PROCESSED
MAR 25 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

endesa

Press Release

ENDESA FOCUSES ITS STRATEGY FOR THE CREATION OF VALUE IN THE PERIOD 2002-2006 ON PROFITABILITY, THE CORE BUSINESS AND CUSTOMER SERVICE

ENDESA WILL INVEST EURO 13 BILLION (US$ 11.5 BILLION) THROUGHOUT THE PERIOD: 6.1 BILLION (US$ 5.4 BILLION) IN MAINTENANCE AND REPLACEMENT OF ASSETS AND 6.9 BILLION (US$ 6.1 BILLION) IN ORGANIC GROWTH

AROUND 89% OF TOTAL INVESTMENT WILL BE DEVOTED TO ITS CORE ELECTRICITY BUSINESS OF WHICH 59% (EURO 7.6 BILLION - US$ 6.8 BILLION) WILL BE IN SPAIN

- **Once an adequate size has been reached, with an excellent and competitive asset base in Spain, Latin America and Europe, ENDESA fixes its priorities on profitability and the financial strengthening, concentrating on organic growth and profiting from its high potential for the improvement of efficiency.**

- **Its current investment plan is geared towards the organic growth, the maintenance of the level of investments in maintenance and replacement of assets and the concentration on the electricity business, in order to improve service quality and its balanced generation mix, incorporating new installed capacity of 9,300 MW.**

- **ENDESA aims at improving its leverage from 2.0 in 2001 to 1.4 in 2004 and 1.2 in 2006, with EBITDA coverage ratio rising from 3.5 in 2001 to 5 in 2004 and 6 in 2006.**

- **The company intends to divest non-core assets, in which it accumulates important latent capital gains, for Euro 5 billion (US$ 4 billion) in the period 2002-2004. This amount includes the sale of 87.5% of Viesgo in January 2002.**

- **Endesa will commission ten new power plants in Spain between 2002 and 2006, with a total capacity of 3,865 MW, and will make capital expenditures in distribution for an amount above Euro 2.8 billion (US$ 2.5 billion).**

- **In Latin America, where the company has achieved important operating improvements in its business in spite of the unfavourable economic environment, Endesa will continue to consolidate its current businesses, taking advantage of its strong potential for organic growth and the application of Plan Genesis, the objectives of which have been adjusted to an adequate cost/benefit balance.**

- **Targets for Europe are centred on increasing the capacity in Endesa Italia to 6,200 MW through the building of CCGT plants and the improvement of the efficiency ratios. Besides, Endesa intends to increase its shareholding in ENDESA Italia and Snet.**

- **ENDESA is the sole Spanish company among the four largest companies in its sector on a global scale.**

New York, February 27th, 2002. - ENDESA (**NYSE:ELE**) has released its strategy for the creation of value in the period 2002-2006.

Once an adequate size has been achieved, as well as the main objectives regarding its presence in Latin America and Europe's Mediterranean area, ENDESA adjusts its strategy of value creation to the current market conditions.

With the excellent and competitive asset base both in Spain and on an international scale, its current priorities are centred on:

- The increase in profitability of its businesses

- The strong organic growth allowed by the markets in which it is present

- The management of its asset portfolio

- The strengthening of its financial position

Along recent years, ENDESA has based its investment strategy in giving the highest importance to the consolidation and improvement of its core electricity business in a demanding context marked by the important changes experienced by the industry on a domestic and international scale, as a result of the deregulation processes, the regulatory uncertainty, the reduction in prices and the progressive loss of margins, which have required optimization of investment strategies.

As a result of the above, the company has embarked on a relevant process of international expansion to become in the long term an energy operator in the markets closest to Spain (Latin America and southern Europe - Mediterranean)

ENDESA is currently among Europe's three largest quoted electric utilities by installed capacity with 41,000 MW, the second largest by number of customers with 20 million and, as per analyst consensus, the third largest by EBITDA of its core electricity business which in 2001 was Euro 4.9 billion (US$ 4.4 billion).

The above figures take into account the effect of the Viesgo disposal and the acquisition of holdings Elettrogen and Snet, which confirms the quality and opportunity of these investments and the profitability of the assets acquired in Europe.

This position on a domestic and international scale provides the company with a solid base on which to develop its strategy for the period 2002-2006, focused on the usage of five tools to create value:

- Continue to run its current business profitably, taking advantage of its proven capacity to implement best practices.

- Focus its development on actions in its core energy business, profiting from the organic growth of its markets.

  For this purpose Endesa intends, among others, to build 9,300 MW of new capacity until 2006, of which 3,865 MW will be developed in the Spanish electricity market and 3,600 MW in the Italian market through the incorporation of CCGT plants by repowering Endesa Italia's thermal plants, and invest in the Spanish distribution activity a total Euro 2.8 billion (US$ 2.5 billion) to improve customer service quality.

- Prioritise resources, enhancing the lines of business.

- Manage the business portfolio proactively, putting in value non-core assets in which it accumulates important latent capital gains, for at least Euro 5 billion (US$ 4 billion) in the period 2002-2004. This amount includes the sale of 87.5% of Viesgo in January 2002.

- Develop these tools strengthening at the same time the financial structure on the basis of the capacity of the company's business portfolio to guarantee a high level of stability in the growth of the operating cash flow.

  In this sense, ENDESA aims at improving its leverage ratio (debt over equity and minorities) from 2.0 at the end of 2001 to 1.4 in 2004 and 1.2 in 2006, with an EBITDA coverage ratio going up from 3.5 in 2001 to 5.0 in 2004 and 6.0 in 2006.

  The company's strategic priorities are to profit from the possibilities of organic growth in its current markets, optimise the customer service quality in Spain and Latin America and consolidate the positions acquired in Europe and Latin America, being attentive, on a longer term outlook, to the possibilities that may arise in other markets.

1 ENDESA's Investments in the Period 2002-2006: Euro 13 billion (US$ 12 billion)

In order to achieve these targets, ENDESA will invest around Euro 13 billion (US$ 12 billion) throughout the period 2002-2006. Of this amount, Euro 6.1 billion (US$ 5.4 billion) will be devoted to maintenance and replacement of existing assets and Euro 6.9 billion (US$ 6.1 billion) to the organic growth of the business. Around 89% of total investment will be materialised in the electricity business.

The investments in organic growth will be broken down as follows:

- Euro 2.9 billion (US$ 2.6 billion) in the Spanish electricity business, an amount 11.5% higher than its former investment plan.
- Euro 2.1 billion (US$ 1.9 billion) in the electricity business in the rest of Europe, especially concentrated in the repowering of the plants of its affiliate ENDESA Italia (Elettrogen) through the building of CCGTs. This amount includes the acquisition of additional stakes in Endesa Italia and Snet.
- Euro 900 million (US$ 801 million) in the electricity business in Latin America.
- Euro 550 million (US$ 490 million) in telecommunications.
- Euro 500 million (US$ 445 million) in other activities.

As for recurring capital expenditures in maintenance and replacement of fixed assets, 54% will be devoted to the Spanish electricity business, 34% to the Latin American electricity business, 5% to the electricity business in the rest of Europe and 7% to other activities.

With respect to figures previously released to the markets, these figures imply a significant reduction of the investments in new initiatives, a focus on organic growth and maintenance of the levels of recurring capital expenditures.

The targets which the company intends to achieve in each of its main markets are the following:

2 Spanish Energy Market

In this market ENDESA intends to reinforce its competitive position, renewing its generation assets, improving the quality of customer service and substantially increasing its presence in the market for gas.

For the above the company will allocate for the organic growth in this market a total Euro 2.9 billion (US$ 2.6 billion) over the period 2002-2006, an increase of 11.5% over the amount in the previous plan. Furthermore, it will devote Euro 3.3 billion (US$ 2.9 billion) to capital expenditures in maintenance and replacement of existing assets.

These investments will allow for a substantial enlargement and renewal of the installed capacity in the Spanish electricity system as well as an adequate attention to service quality.

More specifically, the company will build in Spain nine CCGT plants and a plant that could be of imported coal over the period 2002-2006 with a total capacity of 3,865 MW; and will make capital expenditures in the distribution activity for a total amount of Euro 2.8 billion (US$ 2.5 billion).

In addition to this investment in distribution, the company is going to devote special attention to promoting customer loyalty in the perspective for the total market deregulation in 2003, improving operating procedures, enhancing the sale of integrated services and the cross-sale of gas and electricity and optimising the service quality.

3 ENDESA's Growing Presence in Spain's Market for Natural Gas

The consolidation of ENDESA's position in the electricity industry through the above strategic plans will be complemented by other actions in the Spanish energy sector with a special relevance in the market for natural gas.

The company currently holds market shares of 6% in the domestic retail and 4.2% in the liberalised markets, making ENDESA the Spanish electric utility with the largest share in the market for gas.

ENDESA's target is to achieve a 15% share in the liberalised gas market in 2006, which, together with the supply of its own generation plants that will represent an annual consumption of 4 bcm, will result in an overall market share in Spain of 22%.

Besides, ENDESA intends to maintain its current position as the second largest operator in the Iberian market for gas, with 400,000 customers in Spain and Portugal.

In order to achieve these objectives, the company has defined a strategy for each of the segments of the gas market:

- In upstream, given the high amounts and levels of risk associated with the investments, the company considers it to be cheaper and more efficient to guarantee the supply and prevent fluctuations in gas prices through the diversification of the sources of supply and establishing flexible and favourable long term supply contracts, leveraging on its purchase capacity.

The agreements signed to date guarantee the coverage of its needs until 2005.

- As for transmission and distribution, ENDESA considers them as interesting activities to reach the end customer, having synergies with the electricity business, although that will depend on the final definition of tariffs and access charges.

- The supply to eligible customers will concentrate the company's efforts over the next years with the aim of reaching the above market shares.

4 Latin American Market

In Latin America, the main target of ENDESA's strategy for the period 2002-2006 is to consolidate its position as the largest Latin American investor-owned electric utility, continuing with its cost cutting plan through the implementation of best practices in its affiliates through plan Genesis.

ENDESA has an excellent asset base in Latin America in which it has implemented a process for the improvement of the operating and financial costs. Despite the difficult economic environment of the last two years, EBITDA from ENDESA's Latin American affiliates has grown from Euro 1.5 billion (US$ 1.3 billion) in 1999 to Euro 2.2 billion (US$ 2.0 billion) in 2001, and the EBITDA coverage ratio from 1.7 times to 2.5 times in the same period.

On the other hand, productivity has increased considerably. The MW to employee ratio has grown from 6.9 in 1998 to 10.8 in 2001, an increase of 57%; and the customer to employee ratio from 798 in 1998 to 1,379 in 2001, an increase of 73%.

As for the evolution of operating costs, in generation they went down from 13.4 US$/kW in 1998 to 8.7 US$/kW en 2001, below the 9.2 US$/kW target set for 2003. As for distribution, operating costs have decreased from 16.2 US$/MWh to 12.2 US$/MWh in the same period, having achieved 52% of the target set for 2003.

On the other hand, the refinancing of credits and other financial and tax transactions have enabled savings for the amount of US$ 221 million in the Latin American affiliates.

As for asset portfolio management, divestitures have been made for a total US$ 2.4 billion, an amount 60% above the initial target.

ENDESA's Latin American electricity business is experiencing substantial efficiency improvements, where there is still a high potential, and is based in markets which, despite current unfavourable conditions, show a high growth potential.

In order to profit from this potential, ENDESA will invest over the period 2002-2006 a total Euro 900 million (US$ 801 million) in organic growth where it is currently present and an additional Euro 2.1 billion (US$ 1.9 billion) in maintenance and replacement of assets.

5 European Electricity Market

After the acquisitions of stakes in Endesa Italia and Snet, ENDESA has reached its intended goals for electricity generation in Europe so its core target for the coming years is the consolidation of both companies and the value creation from the strategic investments made to date.

It is important to highlight that, since the take-over of Endesa Italia its main parameters have improved above initial plans. EBITDA was 52.9% above target and net income of Euro 41 million (US$ 36 million) was 3.4 times the initial target.

As for the coming years, ENDESA intends to increase by 8.4% the installed capacity in its Italian affiliate to 6,200 MW in 2006 and its annual output by 67% to 30,000 GWh in that year.

For that purpose it will carry out the repowering of ENDESA Italia's thermal plants between 2003 and 2006 for a total 3,600 MW, through the incorporation of CCGTs.

As for the evolution of operating costs and productivity ratios, the target for 2006 is to reduce the operating and maintenance costs by 33.8% against 2001 and increase productivity by 120% over the same period to reach a ratio of 27 GWh/employee at the end.

As for the French SNET, efficiency increases will be obtained through improvements in operating processes and the signing of new coal supply contracts; a joint venture will be established between ENDESA and Snet for the sale of electricity; and the development of new generation projects will be studied.

Another activity to add is the possibilities derived from supply activities in France to eligible customers, to whom 2,900 GWh were sold in 2001, representing a market share of 3%.

On the other hand, ENDESA intends to increase in the near future its stake in Elettrogen in order to fully consolidate it as well as take control of Snet.

As for its presence in Portugal, consisting of its shareholding in the generator Tejo Energia, the activities of commercialisation and supply of natural gas, a market in which ENDESA is the second largest operator, the targets are, on one hand, to extract value from the current assets by increasing the availability level, the restructuring of debt and the increase in margin; and, on the other hand, enhance the activities of energy trading, the supply of energy to eligible customers, especially on the basis of the joint venture with Sonae, the distribution of gas and the evaluation of possible generation projects.

ENDESA's positions in Europe provide an adequate basis for value creation. It should be pointed out that EBITDA from Elettrogen, Snet and Tejo Energia was Euro 625 million (US$ 556 million) in the year 2001, three times the EBITDA for Viesgo in 2000. The amount attributable to ENDESA for its shareholding in these three companies at the end of 2001, considered for the whole year, would have been equivalent to Euro 249 million (US$ 222 million), that is, 8.6% of the EBITDA from its electricity business in Spain.

Between 2002 and 2006, ENDESA's investments in organic growth of its European business will be Euro 2.1 billion (US$ 1.9 billion), of which most will be materialised in the repowering of Endesa's thermal plants in Italy; besides, it will allocate over Euro 300 million (US$ 267 million) to capital expenditures in maintenance and replacement of assets.

6 Telecommunications

As for ENDESA's presence in telecommunications, it is worth to highlight that the disposal of its holdings in Airtel and Netco enabled capital gains of Euro 918 million (US$ 817 million).

Regarding Auna, ENDESA's investment at the end of 2001 was Euro 1.3 billion (US$ 1.2 billion). This amount must be related with the valuation of Auna on the basis of which the recent restructuring of its shareholder base has been carried out, which valued Auna in Euro 7.4 billion (US$ 6.6 billion), which would result in a latent capital gain for ENDESA's stake of Euro 1.2 billion (US$ 1.1 billion).

Therefore, ENDESA will continue to support the Auna project with the perspective of extracting value on the medium term.

On the other hand, the operators in the holding continue to increase their penetration in their respective markets. As a whole, the companies in the holding had a combined customer base of 10 million at the end of 2001, with an increase of 43% on 2000; with market shares of 4.5% for fixed telephony, 17.7% for mobile and 40% for Internet.

In summary Endesa will focus its strategy for the period 2002-2006 on profitability, the organic growth of its current assets, the strengthening of its financial structure and the service to customers.

For additional information please contact Jacinto Pariente, North America Investor Relations Office
212 750 72 00

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND DECEMBER 31, 2000

(Unaudited)

	US Dollars	Euro Million		
ASSETS	***Dec 31 '01***	***Dec 31 '01***	***Dec 31'00***	***Varia***
Utility plant and intangible assets	27,344	30,720	30,892	(172)
Financial investments	6,354	7,138	5,961	1,177
Goodwill	4,934	5,543	4,935	608
Deferred charges	590	663	681	(18)
Current assets	5,450	6,123	5,534	589
TOTAL	**44,671**	**50,187**	**48,003**	**2,184**

STOCKHOLDERS' EQUITY	US Dollars	Euro Million		
AND LIABILITES	***Dec 31 '01***	***Dec 31 '01***	***Dec 31'00***	***Varia***
Stockholder's equity	7,705	8,656	8,638	18
Subscribed capital stock	1,131	1,271	1,271	
Reserves	6,912	7,765	6,958	807
FX translation differences	(1,655)	(1,859)	(998)	(861)
Income allocable to the controlling company	1,316	1,479	1,407	72
Minority interests	3,349	3,762	4,190	(428)
Negative goodwill	26	29	31	(2)
Deferred revenues	1,081	1,214	1,113	101
Provisions for contingencies and expenses	3,753	4,216	5,370	(1,154)
Long term debt	20,205	22,700	19,188	3,512
Current liabilities	8,554	9,610	9,473	137
TOTAL	**44,671**	**50,187**	**48,003**	**2,184**

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000

(Unaudited)

	US Dollars	Euro Million		
	Dec 31 '01	Dec 31 '01	Dec 31 '00	Variati
OPERATING REVENUES	14,317	16,085	15,682	403
Sales	13,864	15,576	15,264	312
Expenses capitalized	294	330	220	110
Other operating revenues	159	179	198	(19)
OPERATING EXPENSES	11,491	12,910	12,621	289
Purchases	7,422	8,338	7,819	519
Electricity purchased	5,054	5,678	5,223	455
Raw materials and other supplies	1,792	2,013	2,034	(21)
Power transmission and other external expenses	576	647	562	85
Personnel expenses	1,186	1,332	1,362	(30)
Depreciation and amortization	1,628	1,829	2,031	(202)
Change in operating provisions	97	109	218	(109)
Other operating expenses	1,159	1,302	1,191	111
OPERATING INCOME	2,826	3,175	3,061	114
FINANCIAL REVENUES	520	584	769	(185)
Financial revenues	149	167	249	(82)
Foreign exchange gains	246	276	370	(94)
Monetary adjustments	126	141	150	(9)
FINANCIAL EXPENSES	2,053	2,306	1,912	394
Financial expenses	1,449	1,628	1,663	(35)
Change in provisions for financial investments	4	4	18	(14)
Foreign exchange losses	600	674	231	443
FINANCIAL INCOME (LOSS)	(1,533)	(1,722)	(1,143)	(579)
Equity in the income (loss) of companies carried by the equity method	(105)	(118)	53	(171)
Amortization of goodwill and reverse negative goodwill	(257)	(289)	(272)	(17)
ORDINARY INCOME (LOSS)	931	1,046	1,699	(653)
NONOPERATING INCOME (LOSS)	515	579	913	(334)
CONSOLIDATED INCOME BEFORE INCOME TAXES	1,446	1,625	2,612	(987)
Income taxes	78	88	618	(530)
CONSOLIDATED INCOME FOR THE YEAR	1,368	1,537	1,994	(457)
Income allocated to minority interests	52	58	587	(529)
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	1,316	1,479	1,407	72
Net income per share (expressed in euros)	1	1.40	1.33	0.07
Cash flow	2,979	3,347	3,340	7
EBITDA	4,454	5,004	4,969	35

endesa

ENDESA S.A. AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000
(Unaudited)

	US Dollars	PROFORMA Euro Million		
	Dec 31 '01	Dec 31 '01	ec 31 '00	Variation
OPERATING REVENUES	14,317	16,085	15,389	696
Sales	13,864	15,576	14,971	605
Expenses capitalized	294	330	220	110
Other operating revenues	159	179	198	(19)
OPERATING EXPENSES	11,491	12,910	12,423	487
Purchases	7,422	8,338	7,819	519
Electricity purchased	5,054	5,678	5,223	455
Raw materials and other supplies	1,792	2,013	2,034	(21)
Power transmission and other external expenses	576	647	562	85
Personnel expenses	1,186	1,332	1,362	(30)
Depreciation and amortization	1,628	1,829	1,833	(4)
Change in operating provisions	97	109	218	(109)
Other operating expenses	1,159	1,302	1,191	111
OPERATING INCOME	2,826	3,175	2,966	209
FINANCIAL REVENUES	520	584	769	(185)
Financial revenues	149	167	249	(82)
Foreign exchange gains	246	276	370	(94)
Monetary adjustments	126	141	150	(9)
FINANCIAL EXPENSES	2,053	2,306	1,912	394
Financial expenses	1,449	1,628	1,663	(35)
Change in provisions for financial investments	4	4	18	(14)
Foreign exchange losses	600	674	231	443
FINANCIAL INCOME (LOSS)	(1,533)	(1,722)	(1,143)	(579)
Equity in the income (loss) of companies carried by the equity method	(105)	(118)	53	(171)
Amortization of goodwill and reverse negative goodwill	(257)	(289)	(272)	(17)
ORDINARY INCOME (LOSS)	931	1,046	1,604	(558)
NONOPERATING INCOME (LOSS)	515	579	1,034	(455)
CONSOLIDATED INCOME BEFORE INCOME TAXES	1,446	1,625	2,638	(1,013)
Income taxes	78	88	627	(539)
CONSOLIDATED INCOME FOR THE YEAR	1,368	1,537	2,011	(474)
Income allocated to minority interests	52	58	587	(529)
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	1,316	1,479	1,424	55
Net income per share (expressed in euros)	1	1.40	1.34	0.05
Cash flow	2,979	3,347	3,340	7
EBITDA	4,454	5,004	4,799	205

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
BY BUSINESS LINES
FOR THE PERIODS ENDED DECEMBER 31, 2001

(Unaudited)

Euro Million

	DOMESTIC BUSINESS	INTERNATIONAL BUSINESS	TELECOMMUNICATIONS AND OTHER BUSINESSES	TOTAL
OPERATING REVENUES	10,254	5,325	506	16,085
Sales	10,086	5,125	365	15,576
Expenses capitalized	106	108	116	330
Other operating revenues	62	92	25	179
OPERATING EXPENSES	8,455	3,902	553	12,910
Purchases	5,885	2,142	311	8,338
Electricity purchased	4,074	1,591	13	5,678
Raw materials and other supplies	1,476	286	251	2,013
Power transmission and other external expenses	335	265	47	647
Personnel expenses	868	418	46	1,332
Depreciation and amortization	1,095	663	71	1,829
Change in operating provisions	23	73	13	109
Other operating expenses	584	606	112	1,302
OPERATING INCOME	1,799	1,423	(47)	3,175
FINANCIAL REVENUES	33	535	16	584
Financial revenues	24	127	16	167
Foreign exchange gains	9	266	1	276
Monetary adjustments		142	(1)	141
FINANCIAL EXPENSES	674	1,504	128	2,306
Financial expenses	683	850	95	1,628
Change in provisions for financial investments	(13)	(3)	20	4
Foreign exchange losses	4	657	13	674
FINANCIAL INCOME (LOSS)	(641)	(969)	(112)	(1,722)
Equity in the income (loss) of companies carried by the equity method	50	10	(178)	(118)
Amortization of goodwill and reverse negative goodwill	(18)	(227)	(44)	(289)
ORDINARY INCOME (LOSS)	1,190	237	(381)	1,046
NONOPERATING INCOME (LOSS)	151	435	(7)	579
CONSOLIDATED INCOME BEFORE INCOME TAXES	1,341	672	(388)	1,625
Income taxes	250	132	(294)	88
CONSOLIDATED INCOME FOR THE YEAR	1,091	540	(94)	1,537
Income allocated to minority interests		51	7	58
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	1,091	489	(101)	1,479

Cash flow	2,037	1,383	(73)	3,347
EBITDA	2,894	2,086	24	5,004

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
NATIONAL
FOR THE PERIODS ENDED DECEMBER 31, 2.001 AND 2000
(Unaudited)

DOMESTIC BUSINESS

	US Dollars	Euro Million		
	Dec 31 '01	Dec 31 '01	Dec 31 '00	Varia
OPERATING REVENUES	9,127	10,254	10,185	69
Sales	8,978	10,086	10,030	56
Expenses capitalized	94	106	80	26
Other operating revenues	55	62	75	(13)
OPERATING EXPENSES	7,526	8,455	8,398	57
Purchases	5,238	5,885	5,528	357
Electricity purchased	3,626	4,074	3,656	418
Raw materials and other supplies	1,314	1,476	1,546	(70)
Power transmission and other external expenses	298	335	326	9
Personnel expenses	773	868	882	(14)
Depreciation and amortization	975	1,095	1,325	(230)
Change in operating provisions	20	23	84	(61)
Other operating expenses	520	584	579	5
OPERATING INCOME	1,601	1,799	1,787	12
FINANCIAL REVENUES	29	33	39	(6)
Financial revenues	21	24	40	(16)
Foreign exchange gains	8	9	(1)	10
FINANCIAL EXPENSES	600	674	640	34
Financial expenses	608	683	620	63
Change in provisions for financial investments	(12)	(13)	(4)	(9)
Foreign exchange losses	4	4	24	(20)
FIANCIAL INCOME (LOSS)	(571)	(641)	(601)	(40)
Equity in the income (loss) of companies carried by the equity method	45	50	29	21
Amortization of goodwill and reverse negative goodwill	(16)	(18)	(4)	(14)
ORDINARY INCOME (LOSS)	1,059	1,190	1,211	(21)
NONOPERATING INCOME (LOSS)	134	151	281	(130)
CONSOLIDATED INCOME BEFORE INCOME TAXES	1,194	1,341	1,492	(151)
Income taxes	223	250	405	(155)
CONSOLIDATED INCOME FOR THE YEAR	971	1,091	1,087	4
Income allocated to minority interests				
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	971	1,091	1,087	4
Cash flow	1,813	2,037	2,251	(214)
EBITDA	2,576	2,894	2,989	(95)

endesa

ENDESA S.A. AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF INCOME
NATIONAL
FOR THE PERIODS ENDED DECEMBER 31, 2.001 AND 2000

(Unaudited)

DOMESTIC BUSINESS

	US Dollars	PROFORMA Euro Million		
	Dec 31 '01	*Dec 31 '01*	*Dec 31 '00*	*Variati*
OPERATING REVENUES	9,127	10,254	9,892	362
Sales	8,978	10,086	9,737	349
Expenses capitalized	94	106	80	26
Other operating revenues	55	62	75	(13)
OPERATING EXPENSES	7,526	8,455	8,200	255
Purchases	5,238	5,885	5,528	357
Electricity purchased	3,626	4,074	3,656	418
Raw materials and other supplies	1,314	1,476	1,546	(70)
Power transmission and other external expenses	298	335	326	9
Personnel expenses	773	868	882	(14)
Depreciation and amortization	975	1,095	1,127	(32)
Change in operating provisions	20	23	84	(61)
Other operating expenses	520	584	579	5
OPERATING INCOME	1,601	1,799	1,692	107
FINANCIAL REVENUES	29	33	39	(6)
Financial revenues	21	24	40	(16)
Foreign exchange gains	8	9	(1)	10
FINANCIAL EXPENSES	600	674	640	34
Financial expenses	608	683	620	63
Change in provisions for financial investments	(12)	(13)	(4)	(9)
Foreign exchange losses	4	4	24	(20)
FIANCIAL INCOME (LOSS)	(571)	(641)	(601)	(40)
Equity in the income (loss) of companies carried by the equity method	45	50	29	21
Amortization of goodwill and reverse negative goodwill	(16)	(18)	(4)	(14)
ORDINARY INCOME (LOSS)	1,059	1,190	1,116	74
NONOPERATING INCOME (LOSS)	134	151	402	(251)
CONSOLIDATED INCOME BEFORE INCOME TAXES	1,194	1,341	1,518	(177)
Income taxes	223	250	414	(164)
CONSOLIDATED INCOME FOR THE YEAR	971	1,091	1,104	(13)
Income allocated to minority interests	-			
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	971	1,091	1,104	(13)
Cash flow	1,813	2,037	2,251	(214)
EBITDA	2,576	2,894	2,819	75

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
INTERNATIONAL
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000
(Unaudited)

INTERNATIONAL BUSINESS

	US Dollars	Euro Million		
	Dec 31 '01	Dec 31 '01	Dec 31 '00	Varia
OPERATING REVENUES	4,740	5,325	5,169	156
Sales	4,562	5,125	4,941	184
Expenses capitalized	96	108	137	(29)
Other operating revenues	82	92	91	1
OPERATING EXPENSES	3,473	3,902	3,867	35
Purchases	1,907	2,142	2,093	49
Electricity purchased	1,416	1,591	1,555	36
Raw materials and other supplies	255	286	333	(47)
Power transmission and other external expenses	236	265	205	60
Personnel expenses	372	418	447	(29)
Depreciation and amortization	590	663	660	3
Variation in operating provisions	65	73	124	(51)
Other operating expenses	539	606	543	63
OPERATING INCOME	1,267	1,423	1,302	121
FINANCIAL REVENUES	476	535	701	(166)
Financial revenues	113	127	185	(58)
Foreign exchange gains	237	266	370	(104)
Monetary adjusments	126	142	146	(4)
FINANCIAL EXPENSES	1,339	1,504	1,195	309
Financial expenses	757	850	1,001	(151)
Change in provisions for financial investments	(3)	(3)		(3)
Foreign exchange losses	585	657	194	463
FINANCIAL INCOME (LOSS)	(863)	(969)	(494)	(475)
Equity in the income (loss) of companies carried by the equity method	9	10	68	(58)
Amortization of goodwill and reverse negative goodwill	(202)	(227)	(241)	14
ORDINARY INCOME (LOSS)	211	237	635	(398)
NONOPERATING INCOME (LOSS)	387	435	615	(180)
CONSOLIDATED INCOME BEFORE INCOME TAXES	598	672	1,250	(578)
Income taxes	117	132	263	(131)
CONSOLIDATED INCOME FOR THE YEAR	481	540	987	(447)
Income allocated to minority interests	45	51	581	(530)
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	435	489	406	83
Cash flow	1,231	1,383	1,066	317
EBITDA	1,857	2,086	1,962	124

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
TELECOMMUNICATIONS AND OTHER BUSINESSES
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000
(Unaudited)

TELECOMMUNICATIONS AND OTHER BUSINESSES

	US Dollar	Euro Million		
	Dec 31 '01	*Dec 31 '01*	*Dec 31 '00*	*Variat*
OPERATING REVENUES	450	506	328	178
Sales	325	365	293	72
Expenses capitalized	103	116	3	113
Other operating revenues	22	25	32	(7)
OPERATING EXPENSES	492	553	356	197
Purchases	277	311	198	113
Electricity purchased	12	13	12	1
Raw materials and other supplies	223	251	155	96
Power transmission and other external expenses	42	47	31	16
Personnel expenses	41	46	33	13
Depreciation and amortization	63	71	46	25
Variation in operating provisions	12	13	10	3
Other operating expenses	100	112	69	43
OPERATING INCOME	(42)	(47)	(28)	(19)
FINANCIAL REVENUES	14	16	29	(13)
Financial revenues	14	16	24	(8)
Foreign exchange gains	1	1	1	
Monetary adjusments	(1)	(1)	4	(5)
FINANCIAL EXPENSES	114	128	77	51
Financial expenses	85	95	42	53
Change in provisions for financial investments	18	20	22	(2)
Foreign exchange losses	12	13	13	
FINANCIAL INCOME (LOSS)	(100)	(112)	(48)	(64)
Equity in the income (loss) of companies carried by the equity method	(158)	(178)	(44)	(134)
Amortization of goodwill and reverse negative goodwill	(39)	(44)	(27)	(17)
ORDINARY INCOME (LOSS)	(339)	(381)	(147)	(234)
NONOPERATING INCOME (LOSS)	(6)	(7)	17	(24)
CONSOLIDATED INCOME BEFORE INCOME TAXES	(345)	(388)	(130)	(258)
Income taxes	(262)	(294)	(50)	(244)
CONSOLIDATED INCOME FOR THE YEAR	(84)	(94)	(80)	(14)
Income allocated to minority interests	6	7	6	1
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	(90)	(101)	(86)	(15)
Cash flow	(65)	(73)	23	(96)
EBITDA	21	24	18	6

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
ON A QUARTERLY BASIS

(Unaudited)

	US Dollars	Euro Million		
	Dec 31 '01	4Q 2001	4Q 2000	Variat
OPERATING REVENUES	3,929	4,414	4,247	167
Sales	3,782	4,249	4,101	148
Expenses capitalized	92	103	100	3
Other operating revenues	55	62	46	16
OPERATING EXPENSES	3,283	3,688	3,698	(10)
Purchases	2,206	2,478	2,316	162
Electricity purchased	1,492	1,676	1,401	275
Raw materials and other supplies	530	596	699	(103)
Power transmission and other external expenses	183	206	216	(10)
Personnel expenses	297	334	368	(34)
Depreciation and amortization	434	488	541	(53)
Change in operating provisions	8	9	95	(86)
Other operating expenses	337	379	378	1
OPERATING INCOME	646	726	549	177
FINANCIAL REVENUES	91	102	157	(55)
Financial revenues	25	28	76	(48)
Foreign exchange gains	38	43	81	(38)
Monetary adjustments	28	31		31
FINANCIAL EXPENSES	658	739	376	363
Financial expenses	348	391	409	(18)
Change in provisions for financial investments	6	7	(14)	21
Foreign exchange losses	304	341	(19)	360
FINANCIAL INCOME (LOSS)	(567)	(637)	(219)	(418)
Equity in the income (loss) of companies carried by the equity method	(31)	(35)	16	(51)
Amortization of goodwill and reverse negative goodwill	(70)	(79)	(74)	(5)
ORDINARY INCOME (LOSS)	(22)	(25)	272	(297)
NONOPERATING INCOME (LOSS)	136	153	480	(327)
CONSOLIDATED INCOME BEFORE INCOME TAXES	114	128	752	(624)
Income taxes	(153)	(172)	99	(271)
CONSOLIDATED INCOME FOR THE YEAR	267	300	653	(353)
Income allocated to minority interests	(117)	(132)	234	(366)
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	385	432	419	13
Cash flow	335	376	590	(214)
EBITDA	1,081	1,214	1,046	168

endesa

ENDESA S.A. AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF INCOME
ON A QUARTERLY BASIS

(Unaudited)

	US Dollars	PROFORMA Euro Million		
	Dec 31 '01	*4Q 2001*	*4Q 2000*	*Variat*
OPERATING REVENUES	3,929	4,414	4,151	263
Sales	3,782	4,249	4,005	244
Expenses capitalized	92	103	100	3
Other operating revenues	55	62	46	16
OPERATING EXPENSES	3,283	3,688	3,581	107
Purchases	2,206	2,478	2,316	162
Electricity purchased	1,492	1,676	1,401	275
Raw materials and other supplies	530	596	699	(103)
Power transmission and other external expenses	183	206	216	(10)
Personnel expenses	297	334	368	(34)
Depreciation and amortization	434	488	489	(1)
Change in operating provisions	8	9	30	(21)
Other operating expenses	337	379	378	1
OPERATING INCOME	646	726	570	156
FINANCIAL REVENUES	91	102	157	(55)
Financial revenues	25	28	76	(48)
Foreign exchange gains	38	43	81	(38)
Monetary adjustments	28	31		31
FINANCIAL EXPENSES	658	739	376	363
Financial expenses	348	391	409	(18)
Change in provisions for financial investments	6	7	(14)	21
Foreign exchange losses	304	341	(19)	360
FINANCIAL INCOME (LOSS)	(567)	(637)	(219)	(418)
Equity in the income (loss) of companies carried by the equity method	(31)	(35)	16	(51)
Amortization of goodwill and reverse negative goodwill	(70)	(79)	(74)	(5)
ORDINARY INCOME (LOSS)	(22)	(25)	293	(318)
NONOPERATING INCOME (LOSS)	136	153	418	(265)
CONSOLIDATED INCOME BEFORE INCOME TAXES	114	128	711	(583)
Income taxes	(153)	(172)	84	(256)
CONSOLIDATED INCOME FOR THE YEAR	267	300	627	(327)
Income allocated to minority interests	(117)	(132)	234	(366)
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	385	432	393	39
Cash flow	335	376	590	(214)
EBITDA	1,081	1,214	1,059	155

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
DOMESTIC BUSINESS
ON A QUARTERLY BASIS
(Unaudited)

DOMESTIC BUSINESS

	US Dollars	Euro Million		
	Dec 31 '01	4Q 2001	4Q 2000	Variat
OPERATING REVENUES	2,475	2,781	2,686	95
Sales	2,411	2,709	2,646	63
Expenses capitalized	43	48	16	32
Other operating revenues	21	24	24	
OPERATING EXPENSES	2,176	2,445	2,449	(4)
Purchases	1,608	1,806	1,620	186
Electricity purchased	1,133	1,273	954	319
Raw materials and other supplies	380	427	551	(124)
Power transmission and other external expenses	94	106	115	(9)
Personnel expenses	185	208	229	(21)
Depreciation and amortization	252	283	352	(69)
Change in operating provisions	(22)	(25)	75	(100)
Other operating expenses	154	173	173	
OPERATING INCOME	299	336	237	99
FINANCIAL REVENUES	8	9	15	(6)
Financial revenues	8	9	26	(17)
Foreign exchange gains			(11)	11
FINANCIAL EXPENSES	159	179	68	111
Financial expenses	156	175	126	49
Change in provisions for financial investments			1	(1)
Foreign exchange losses	4	4	(59)	63
FIANCIAL INCOME (LOSS)	(151)	(170)	(53)	(117)
Equity in the income (loss) of companies carried by the equity method	21	24	1	23
Amortization of goodwill and reverse negative goodwill	(13)	(15)		(15)
ORDINARY INCOME (LOSS)	156	175	185	(10)
NONOPERATING INCOME (LOSS)	237	266	156	110
CONSOLIDATED INCOME BEFORE INCOME TAXES	393	441	341	100
Income taxes	(4)	(5)	96	(101)
CONSOLIDATED INCOME FOR THE YEAR	397	446	245	201
Income allocated to minority interests			1	(1)
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	397	446	244	202
Cash flow	253	284	357	(73)
EBITDA	551	619	545	74

endesa

ENDESA S.A. AND SUBSIDIARIES
PROFORMA CONSOLIDATED STATEMENTS OF INCOME
NATIONAL
ON A QUARTERLY BASIS
(Unaudited)

DOMESTIC BUSINESS

		PROFORMA		
		Euro Million		
	Dec 31 '01	4Q 2001	4Q 2000	Variati
OPERATING REVENUES	2,475	2,781	2,590	191
Sales	2,411	2,709	2,550	159
Expenses capitalized	43	48	16	32
Other operating revenues	21	24	24	
OPERATING EXPENSES	2,176	2,445	2,332	113
Purchases	1,608	1,806	1,620	186
Electricity purchased	1,133	1,273	954	319
Raw materials and other supplies	380	427	551	(124)
Power transmission and other external expenses	94	106	115	(9)
Personnel expenses	185	208	229	(21)
Depreciation and amortization	252	283	300	(17)
Change in operating provisions	(22)	(25)	10	(35)
Other operating expenses	154	173	173	
OPERATING INCOME	299	336	258	78
FINANCIAL REVENUES	8	9	15	(6)
Financial revenues	8	9	26	(17)
Foreign exchange gains			(11)	11
FINANCIAL EXPENSES	159	179	68	111
Financial expenses	156	175	126	49
Change in provisions for financial investments			1	(1)
Foreign exchange losses	4	4	(59)	63
FIANCIAL INCOME (LOSS)	(151)	(170)	(53)	(117)
Equity in the income (loss) of companies carried by the equity method	21	24	1	23
Amortization of goodwill and reverse negative goodwill	(13)	(15)		(15)
ORDINARY INCOME (LOSS)	156	175	206	(31)
NONOPERATING INCOME (LOSS)	237	266	94	172
CONSOLIDATED INCOME BEFORE INCOME TAXES	393	441	300	141
Income taxes	(4)	(5)	82	(87)
CONSOLIDATED INCOME FOR THE YEAR	397	446	218	228
Income allocated to minority interests			1	(1)
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	397	446	217	229
Cash flow	253	284	357	(73)
EBITDA	551	619	558	61

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
INTERNATIONAL
ON A QUARTERLY BASIS
(Unaudited)

INTERNATIONAL BUSINESS

	US Dollars	Euro Million		
	Dec 31 '01	*4Q 2001*	*4Q 2000*	*Variat*
OPERATING REVENUES	1,267	1,423	1,431	(8)
Sales	1,274	1,431	1,329	102
Expenses capitalized	(36)	(40)	82	(122)
Other operating revenues	28	32	20	12
OPERATING EXPENSES	912	1,025	1,096	(71)
Purchases	480	539	610	(71)
Electricity purchased	359	403	448	(45)
Raw materials and other supplies	53	60	68	(8)
Power transmission and other external expenses	68	76	94	(18)
Personnel expenses	101	114	126	(12)
Depreciation and amortization	166	186	168	18
Variation in operating provisions	24	27	15	12
Other operating expenses	142	159	177	(18)
OPERATING INCOME	354	398	335	63
FINANCIAL REVENUES	80	90	133	(43)
Financial revenues	11	12	45	(33)
Foreign exchange gains	41	46	91	(45)
Monetary adjusments	28	32	(3)	35
FINANCIAL EXPENSES	470	528	302	226
Financial expenses	176	198	265	(67)
Change in provisions for financial investments	(6)	(7)		(7)
Foreign exchange losses	300	337	37	300
FINANCIAL INCOME (LOSS)	(390)	(438)	(169)	(269)
Equity in the income (loss) of companies carried by the equity method	11	12	30	(18)
Amortization of goodwill and reverse negative goodwill	(47)	(53)	(64)	11
ORDINARY INCOME (LOSS)	(72)	(81)	132	(213)
NONOPERATING INCOME (LOSS)	(62)	(70)	330	(400)
CONSOLIDATED INCOME BEFORE INCOME TAXES	(134)	(151)	462	(613)
Income taxes	27	30	31	(1)
CONSOLIDATED INCOME FOR THE YEAR	(161)	(181)	431	(612)
Income allocated to minority interests	(120)	(135)	233	(368)
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	(41)	(46)	198	(244)
Cash flow	198	222	257	(35)
EBITDA	520	584	503	81

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
TELECOMMUNICATIONS AND OTHER BUSINESSES
ON A QUARTERLY BASIS
(Unaudited)

TELECOMMUNICATIONS AND OTHER BUSINESSES

	US Dollars	Euro Million		
	Dec 31 '01	*4Q 2001*	*4Q 2000*	*Variat*
OPERATING REVENUES	187	210	130	80
Sales	97	109	126	(17)
Expenses capitalized	85	95	2	93
Other operating revenues	5	6	2	4
OPERATING EXPENSES	194	218	153	65
Purchases	118	133	86	47
Electricity purchased			(2)	2
Raw materials and other supplies	97	109	81	28
Power transmission and other external expenses	21	24	7	17
Personnel expenses	11	12	13	(1)
Depreciation and amortization	17	19	21	(2)
Variation in operating provisions	6	7	5	2
Other operating expenses	42	47	28	19
OPERATING INCOME	(7)	(8)	(23)	15
FINANCIAL REVENUES	3	3	9	(6)
Financial revenues	6	7	5	2
Foreign exchange gains	(3)	(3)	1	(4)
Monetary adjustments	(1)	(1)	3	(4)
FINANCIAL EXPENSES	28	32	6	26
Financial expenses	16	18	18	
Change in provisions for financial investments	12	14	(15)	29
Foreign exchange losses			3	(3)
FINANCIAL INCOME (LOSS)	(26)	(29)	3	(32)
Equity in the income (loss) of companies carried by the equity method	(63)	(71)	(15)	(56)
Amortization of goodwill and reverse negative goodwill	(10)	(11)	(10)	(1)
ORDINARY INCOME (LOSS)	(106)	(119)	(45)	(74)
NONOPERATING INCOME (LOSS)	(38)	(43)	(6)	(37)
CONSOLIDATED INCOME BEFORE INCOME TAXES	(144)	(162)	(51)	(111)
Income taxes	(175)	(197)	(29)	(168)
CONSOLIDATED INCOME FOR THE YEAR	31	35	(22)	57
Income allocated to minority interests	3	3		3
INCOME FOR THE YEAR ALLOCATED TO THE CONTROLLING COMPANY	28	32	(22)	54
Cash flow	(116)	(130)	(25)	(105)
EBITDA	10	11	(2)	13

endesa

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE PERIODS ENDED DECEMBER 31, 2001 AND 2000

(Unaudited)

	US Dollars	Euro Million		
FUNDS WERE OBTAINED FROM	Dec 31 '01	Dec 31 '01	Dec 31 '00	Variation
Operations	2,979	3,347	3,340	7
Disposal of fixed assets			973	(973)
Partial sale of interests of consolidated companies	215	241		241
Sale of fixed assets	886	995	1,461	(466)
Repayment or transfers to short-term of financial investment	303	340	193	147
Capital subsidies and deferred revenues	270	303	198	105
Net change of debt	2,150	2,415	(53)	2,468
Contributions by minority interests and holders of parent company	80	90	252	(162)
Long term finance from creditors	594	667		667
TOTAL FUNDS OBTAINED	7,475	8,398	6,364	2,034

	US Dollars	Euro Million		
FUNDS WERE USED FOR	Dec 31 '01	Dec 31 '01	Dec 31 '00	Variation
Intangible assets and utility plant	2,264	2,544	2,087	457
Financial investments	2,572	2,890	672	2,218
Dividends of the controlling company	635	713	649	64
Acquisition of shares of the controlling company	131	147	(12)	159
Acquisition of shares of the consolidated companies	11	12	1,151	(1,139)
Capital reduction of the controlling company and dividends allocated to minority interests	117	132	568	(436)
Provisions for contingencies and expenses	1,342	1,508	1,332	176
TOTAL FUNDS USED	7,073	7,946	6,447	1,499

INCREASE IN WORKING CAPITAL	402	452		
DECREASE IN WORKING CAPITAL			83	

endesa

Consolidated Balance for the period ended December 31, 2001 by business line

Euro Million

	Generation	Distribution	Supply	Services	Telecoms and other Businesses	International	Corporate Structure	Adjustments	Total Consolidated
Intangible Assets	43	109	28	60	161	135	32	0	568
Utility plant	8,564	6,946	34	52	846	13,112	107	491	30,152
Financial investments	549	1,220	180	108	1,149	2,061	40,415	-38,544	7,138
Goodwill	0	8	0	0	683	3,718	0	1,134	5,543
Deferred charges	53	225	1	0	5	182	855	-658	663
Current assets	1,889	1,448	347	141	406	2,555	2,197	-2,860	6,123
TOTAL	11,098	9,956	590	361	3,250	21,763	43,606	-40,437	50,187

	Generation	Distribution	Supply	Services	Telecoms and other Businesses	International	Corporate Structure	Adjustments	Total Consolidated
Stockholder's equity	3,941	1,362	28	65	868	3,578	19,190	-20,376	8,656
Minority interests	31	39	0	0	58	3,530	0	104	3,762
Negative goodwill	27	82	0	0	32	23	0	-135	29
Deferred revenues	117	902	2	33	22	161	5	-28	1,214
Provisions for contingencies and expenses	1,233	1,845	23	126	52	493	449	-5	4,216
Long term debt	4,312	3,911	207	0	986	10,811	19,746	-17,273	22,700
Current liabilities	1,437	1,815	330	137	1,232	3,167	4,216	-2,724	9,610
TOTAL	11,098	9,956	590	361	3,250	21,763	43,606	-40,437	50,187

Statement of Income for the period ended December 31, 2001 by business line

Euro Million	Generation	Distribution	Supply	Services	Telecoms other Businesses	International	Corporate Structure	Adjustments	Total Consolidated
Sales	4,149	5,129	1,115	239	365	5,125	350	-896	15,576
Other operating revenues	61	111	15	1	141	200	18	-38	509
Purchases	-1,763	-3,245	-721	16	-264	-1,877	-199	362	-7,691
Other external expenses	-359	-543	-329	-168	-159	-871	-86	566	-1,949
Personnel expenses	-346	-380	-20	-49	-46	-418	-73	0	-1,332
Depreciation and amortization	-724	-342	-9	-24	-84	-736	-19	0	-1,938
Operating income (loss)	1,018	730	51	15	-47	1,423	-9	-6	3,175
Financial Income (Loss)	-207	-250	-11	-5	-112	-969	-174	6	-1,722
Income from equity method	0	0	0	0	-222	-217	32	0	-407
Nonoperating Income (Loss)	121	-21	-1	-4	-7	435	56	0	579
Income before taxes	932	459	39	6	-388	672	-95	0	1,625
Income Taxes	-269	-125	-13	-3	294	-132	160	0	-88
Minority Interests	0	0	0	0	-7	-51	0	0	-58
NET INCOME (*)	663	334	26	3	-101	489	65	0	1,479

(*) Before allocation of Corporate Structure's financial expenses to the businesses.

endesa

ENDESA S.A. AND SUBSIDIARIES
PROFORMA CONSOLIDATED BALANCE SHEETS
ENERSIS BY EQUITY METHOD
AS OF DECEMBER 31, 2001

(Unaudited)

	US Dollars	*Euro Million*
ASSETS	***Dec 31 '01***	***Dec 31 '01***
Utility plant and intangible assets	15,936	17,904
Financial investments	7,940	8,920
Goodwill	3,063	3,441
Deferred charges	440	494
Current assets	3,624	4,072
TOTAL	31,003	**34,831**

STOCKHOLDERS' EQUITY AND LIABILITES	***Dec 31 '01***	***Dec 31 '01***
Stockholder's equity	7,705	8,656
Subscribed capital stock	1,131	1,271
Reserves	6,912	7,765
FX translation differences	(1,655)	(1,859)
Income allocable to the controlling company	1,316	1,479
Minority interests	278	312
Negative goodwill	26	29
Deferred revenues	982	1,103
Provisions for contingencies and expenses	3,320	3,730
Long term debt	12,338	13,861
Current liabilities	6,355	7,140
TOTAL	31,003	**34,831**

endesa

ENDESA S.A. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL INVESTMENTS
(ENERSIS BY EQUITY METHOD)
AS OF DECEMBER 31, 2001
(Unaudited)

	US Dollars Balance	*Euro million* Balance
INVESTMENTS CARRIED OUT BY EQUITY METHOD	3,004	**3,375**
Auna	459	516
Luz de Bogotá (CODENSA)	443	498
Repsol	387	435
Capital Energia (EMGESA)	348	391
Enersis	319	358
Endesa Holding Italia	226	254
Investluz (COELCE)	166	187
Snet	155	174
Aguas de Barcelona	117	131
Red Eléctrica de España, S.A. (REE)	69	77
Tejo	43	48
Cien	40	45
Edesur	33	37
Distrilima	28	32
Endesa Internacional Energía, Ltda.	24	27
Compañía Peruana de Electricidad, S.A. (CPE)	24	27
NQF GAS	19	21
Consorcio Energético Punta Cana-Macao, S.A. (CEPM)	12	14
Central Generadora Termoeléctrica	9	10
Cerj	9	10
ENDITEL I	9	10
Yacylec	7	8
Cemsa	7	8
Interagua	6	7
Other	45	50
LONG TERM INVESTMENTS IN SECURITIES	254	**285**
Nueva Nuinsa, S.L.	61	68
Arch Coal Inc. (A.C.I.)	20	23
Teneguia Gestion Financiera S.L.	18	20
Euskatel	14	16
AIE Ascó - Vandellós	14	16
Lyonnaise D'eaux	12	14
DS2	12	13
Minas y Ferrocarriles de Utrillas	8	9
Minas Gargallo	8	9
Ecasa	7	8
Dicogexsa	5	6
Other	74	83

	US Dollars Balance
LOANS	2,164
Enersis	1,475
Guarantees and deposits	257
Fixed income securities	89
Elcogás	62
Loans to personnel	61
Loans to Ecyr subsidiaries	28
Auna	27
Enditel I	22
Unelco Diversificación	16
Emesa	14
Megasa	7
Hidroeléctrica Camporrells	4
Other	101
Advanced tax and tax credit and other	2,518
TOTAL FINANCIAL INVESTMENTS	7,940
GOODWILL	3,063
Enersis	1,305
Endesa Holding Italia	679
Smartcom	352
Auna	252
Snet	245
Repsol	94
Cerj	86
Luz de Bogotá (CODENSA)	26
Caboblanco	10
Capital Energia (EMGESA)	7
Other	7

MAIN COMPANIES CONSOLIDATED BY GLOBAL INTEGRATION AS OF DECEMBER 2001


ENDESA, S.A.
E. GENERACIÓN 100 100
GESA II 100 100
UNELCO II 100 100
CARBOEX 100 100
E. DISTRIBUCIÓN 100 100
CSE I 100 100
FECSA - ENHER I 100 100
ERZ I 100 100
GESA I 100 100
UNELCO I 100 100
ELECBRO 100 100
ELECTRA VIESGO 87.50 87.50
VIESGO GEN. 87.50 87.50
VIESGO I 87.50 87.50
E. ENERGÍA 100 100
E. ENERGÍA XXI 100 100
E. SERVICIOS 100 100
E. DIVERSIFIC. 100 100
E. TELECOMUNIC. 100 100
SMARTCOM 100 100
ENDESA GAS 100 100
ECYR 100 100
END FINANC FILIAL 100 100
ENDESA TRADING 100 100
END. NET FACTORY 100 100
E. WEB HOGAR 100 100
E. MARKETPLACE 78.00 72.75
E. INTERNAC. 100 100
C. DOCK SUD 69.76 39.86
GENERALIMA 72.50 72.50
CABO BLANCO 80.00 80.00
ENERSIS 65.00 64.97
ENDESA CHILE 59.98 38.97
SAN ISIDRO 50.00 29.23
PANGUE 92.48 36.04
CELTA 100 38.97
PEHUENCHE 93.66 36.50
C.H. BETANIA 85.62 33.36
EMGESA 48.48 36.24
C. COSTANERA 51.93 20.23
H. EL CHOCÓN 65.19 18.49
EDEGEL 63.56 14.77
CACHOEIRA 99.51 36.01
CIEN 99.99 72.53
CHILECTRA 98.24 63.82
RÍO MAIPO 98.71 64.13
CODENSA 48.48 44.98
EDESUR 99.45 48.50
EDELNOR 60.00 39.25
CERJ 79.95 58.98
COELCE 58.86 45.17
% controlling stake
% economic stake

endesa

Press Release

PROPOSAL FOR ENDESA's DISTRIBUTION OF FINAL DIVIDEND PAYMENT

New York, February 26th, 2002.- Endesa S.A. (**NYSE:ELE**) has announced that it's Executive Board Committee has proposed to Endesa, S.A.'s Board of Directors a 5% increase of the year 2001 total dividend. To make such a proposal, the Committee has considered that Endesa, S.A.'s 2001 consolidated net income amounted to Euro 1.48 billion, up 5.1% from year 2000.

As a result, the proposed amount of the total dividend to be payable against year 2001 results would be Euro 0.6825 per share, and would represent an increase of 5% against total dividend paid in year 2000 results (Euro 0.65 per share). This would result in a 2.3 percentage points increase higher than the inflation rate for the year 2001 (2.7%).

Endesa, S.A.'s 2001 final dividend would equal Euro 0.4185 per share and would entail a disbursement for the amount of Euro 443 million, up 2.1% from the year 2000 final dividend (Euro 0.41 per share). The payout ratio for the year 2001 would be 48.9%, the same as in the previous year.

For additional information please contact Jacinto Pariente, North America Investor Relations Office 212 750 72 00.

endesa

Press Release

CONSOLIDATED UNAUDITED RESULTS FOR THE YEAR 2001

ENDESA'S NET INCOME IN 2001 WAS EURO 1.48 BILLION (USD 1.32 BILLION), RISING 5.1% AGAINST 2000

OPERATING INCOME FOR THE PERIOD WAS EURO 3.18 BILLION (USD 2.83 BILLION), AN INCREASE OF 7.1% UNDER HOMOGENEOUS ACCOUNTING CRITERIA FOR CTCS

OPERATING INCOME ROSE 6.3% FOR THE DOMESTIC AND 9.3% FOR THE INTERNATIONAL BUSINESS

ENDESA INVESTED EURO 1.21 BILLION (USD 1.08 BILLION) IN THE DOMESTIC ELECTRICITY BUSINESS TO INCREASE INSTALLED CAPACITY AND IMPROVE THE QUALITY OF SUPPLY

THIS AMOUNT REPRESENTS AROUND 58% OF THE SPANISH ELECTRICITY INDUSTRY'S TOTAL ESTIMATED INVESTMENT IN 2001

- **In 2001 the company continued to implement its cost cutting plan, achieving in its domestic business a 3.2% reduction in controllable costs in nominal and 5.7% in real terms.**

- **Between 1996 and 2001, ENDESA achieved cost savings in the domestic electricity business of 24% in monetary terms and 35% in real terms**

- **Sales of energy in the Spanish liberalised market were 5.9% higher than the previous year.**

- **In 2001 ENDESA sold all of its shareholdings in the Argentinean Edenor and 12.5% of Viesgo, with net capital gains of Euro 494 million (USD 440 million) and 132 million (USD 117 million), respectively.**

- **As for its international electricity business, operating income was 23% higher in generation and 14% higher in transmission and distribution; operating income for transmission is not comparable since in September 2000 the company sold its holding in the Chilean Transelec.**

- **The higher EBIT from the international electricity business was favored by the improvements in efficiency achieved by the Latin American affiliates through the implementation of Plan Genesis.**

- **In Brazil, the measures approved by the Government to compensate for the effects of the electricity rationing caused by the severe draught in 2001 represented an increase in revenues for the Brazilian distribution affiliates of Euro 160 million (USD 142 million).**

- **ENDESA's 45% stake in ENDESA Italia (Elettrogen) yielded a positive equity income of Euro 28 million (USD 25 million) only in the fourth quarter. ENDESA will soon increase its holding in the company above 50%, whereby it will be fully consolidated in the year 2002 accounts.**

- **Even when the decision to devalue the peso was adopted by the Argentinean authorities in 2002, ENDESA's financial statements for 2001 reflect the impact of the devaluation. The net effect of the devaluation on ENDESA was Euro 84 million (USD 75 million) on the income statement and Euro 356 million on reserves.**

- **Average cost of debt dropped from 6.47% in 2000 to 5.85% in 2001, which enabled a 2% reduction in financial expenses.**

- **AUNA's EBITDA continued to be positive since May 2001 posting an accumulated amount of Euro 129 million (USD 115 million) for the year.**

Madrid, 27th February 2002. - ENDESA's net income in 2001 was Euro 1.48 billion (USD 1.32 Billion), an increase of 5.1% against year 2000.

Earnings per share for the year (Euro 1.40 or USD 1.25) were also 5.1% higher.

On the other hand, operating income for the year rose 3.7% to Euro 3.18 billion (USD 2.83 billion).

Still, it is important to highlight that Royal Decree 2/2001 of 2 February changed the procedure and the horizon for the recovery of CTCs. Under a homogeneous accounting of the latter in both years, the increase in operating income would have been 7.1% for the year 2001. It should be highlighted that the increase in operating income was 27.4% for the fourth quarter 2001 against the fourth quarter 2000.

The 6.3% improvement in the domestic electricity business in 2001 was mainly due to the higher levels of hydraulic generation in the year, which enabled a reduction in fuel costs, and also to Endesa's continued efforts in its cost cutting program during the year.

Operating income for the international business was 9.3% higher in spite of the unfavorable macroeconomic conditions in Latin America, mainly as a result of the improvements in efficiency achieved by the implementation of Plan Genesis in the affiliates in the region.

As for the situation in Latin America, it is important to highlight that ENDESA's financial statements for the year 2001 reflect the impact of the devaluation of the Argentinean peso in January 2002. The net negative impact of the devaluation was Euro 84 million (USD 75 million) in net income and Euro 356 million (USD 317 million) in reserves.

On the other hand, in 2001 ENDESA sold its holdings in the Argentinean distributor Edenor for Euro 834 million (USD 742 million) and 12.5% of the equity of Viesgo for Euro 241 million (USD 215 million), with net capital gains of Euro 494 (USD 440 million) and 132 million (USD 117 million), respectively.

Investments in 2001 were Euro 5.45 billion (USD 4,85 billion), of which Euro 2.90 billion (USD 2.58 billion) were financial investments, mainly to complete the European expansion. The rest were capital expenditures and financial investments. The company invested in 2001 Euro 1.21 billion (USD 1.08 billion) in the increase in installed capacity and improvement in the quality of supply in Spain, which represents around 58% of the total amount invested by Spain's the electricity industry in 2001.

Basis for the Comparison of the Information

The following issues need to be considered in order to compare the financial information for the year 2001 with the previous year:

- *As previously mentioned, Royal Decree 2/2001 of 2nd February has changed both the accounting treatment and the period for the recovery of CTCs. Under the new regulations CTC revenues are accounted on a cash basis and the amortization of CTC-recoverable assets is extended from year-end 2007 to year-end 2010.*

  Therefore, and in order to facilitate the analysis of the financial information and a homogeneous comparison of the accounts year-on-year, this note includes a pro-forma income statement for the year 2000 in which the same accounting criteria used in the income statement of the year 2001 are applied as well a comparison of the main magnitudes for each year.

Main magnitudes from ENDESA's income statement (Euro Million)	2001	2000	% Chge.	Proforma 2000 (*)	% Chge.
FULL YEAR					
Revenues	15,576	15,264	2.0	14,971	4.0
EBITDA	5,004	4,969	0.7	4,799	4.3
Operating Income	3,175	3,061	3.7	2,966	7.1
Net Income	1,479	1,407	5.1	1,424	3.9
FOURTH QUARTER					
Revenues	4,249	4,101	3.6	4,005	6.1
EBITDA	1,214	1,046	16.1	1,059	14.6
Operating Income	726	549	32.2	570	27.4
Net Income	432	419	3.1	393	9.9

(*) Under homogeneous accounting criteria regarding CTCs, that is, incorporating the changes brought by Royal Decree 2/2001

Main magnitudes from ENDESA's income statement (USD Million)	2001	2000	% Chge.	Proforma 2000 (*)	% Chge.
FULL YEAR					
Revenues	13,864	13,586	2.0	13,326	4.0
EBITDA	4,454	4,423	0.7	4,272	4.3
Operating Income	2,826	2,725	3.7	2,640	7.1
Net Income	1,316	1,252	5.1	1,268	3.9
FOURTH QUARTER					
Revenues	3,782	3,650	3.6	3,565	6.1
EBITDA	1,081	931	16.1	943	14.6
Operating Income	646	489	32.2	507	27.4
Net Income	385	373	3.1	350	8.8

(*) Under homogeneous accounting criteria regarding CTCs, that is, incorporating the changes brought by Royal Decree 2/2001

In order to analyze the income statement of the year 2001 and its comparison with the year 2000, both are broken down into domestic and international businesses, as well as international electricity business and telecoms and other businesses. The financial statements for the domestic business include ENDESA's corporate structure.

	Domestic electricity business			International electricity business			Telecommunications and other		
	Euro Mill.	% Chge. on 2000	% on total	Euro Mill.	% chge.	% on total	Euro Mill.	% chge.	% on total
FULL YEAR									
Revenues	10,086	3.6	64.8	5,125	3.7	32.9	365	24.6	2.3
Operating Income	2,894	2.7	57.8	2,086	6.3	41.7	24	33.3	0.5
EVITAD	1,799	6.3	56.7	1,423	9.3	44.8	-47	-67.9	-1.5
FOURTH QUARTER									
Revenues	2,709	6.2	63.8	1,431	7.7	33.7	109	-13.5	2.5
Operating Income	619	10.9	51	584	16.1	48.1	11	N/A	0.9
EBITDA	336	30.2	46.3	398	18.8	54.8	-8	65.2	-1.1

	Domestic electricity business			International electricity business			Telecommunications and other businesses		
	USD Mill.	% Chge. on 2000	% on total	USD Mill.	% chge.	% on total	USD Mill.	% chge.	% on total
FULL YEAR									
Revenues	8,978	3.6	64.8	4,562	3.7	32.9	325	24.6	2.3
Operating Income	2,576	2.7	57.8	1,857	6.3	41.7	21	33.3	0.5
EBITDA	1,601	6.3	56.7	1,267	9.3	44.8	-42	-67.9	-1.5
FOURTH QUARTER									
Revenues	2,411	6.2	63.8	1,274	7.7	33.7	97	-13.5	2.5
Operating Income	551	10.9	51	520	16.1	48.1	10	N/A	0.9
EBITDA	299	30.2	46.3	354	18.8	54.8	-7	65.2	-1.1

ANALYSIS OF RESULTS

In accordance with the above homogeneous accounting criteria, the following analysis of ENDESA's results both for the whole and for its domestic business is based on the comparison of the accounts for 2001 with the proforma income statement for the year 2000.

1 Operating Income

ENDESA's revenues in 2001 were Euro 15.58 billion (USD 13.87 billion), a 4.0% rise on the previous year.

EBITDA was Euro 5.00 billion (USD 4.45 billion), an increase of 4.3% over the previous year.

Operating income was Euro 3.18 billion (USD 2.83 billion), an increase of 7.1% against 2000.

1.1 Domestic electricity business

Operating income for the domestic electricity business was Euro 1.80 billion (USD 1.60 billion) in 2001, an increase of 6.3% against 2000.

This increase was mainly due to the following:

- Lower fuel costs as a result of the higher levels of hydraulic generation after the high rainfall in the first quarter of the year.
- The contention of fixed costs, which decreased 3.2% in nominal terms, representing a decrease of 5.7% in real terms.

1.1.1 Revenues

Revenues for the domestic electricity business were Euro 10.09 billion (USD 8.98 billion) in 2001, an increase of 3.6% against the previous year.

Revenues are broken down as shown below:

Euro Million				
	2001	2000	Change	% change
Sales	9,656	9,276	380	4.1
CTC	147	237	-90	-38.0
Services	283	224	59	26.3
TOTAL	**10,086**	**9,737**	**349**	**3.6**

USD Million				
	2001	2000	Change	% change
Sales	8,595	8,257	338	4.1
CTC	131	211	-80	-38.0
Services	252	199	53	26.3
TOTAL	**8,978**	**8,667**	**311**	3.6

It should be highlighted that the increase in revenues was very similar to the increase in purchase of energy. Therefore net revenues were practically even with year 2000. This was due to the net effect of, on one hand, the higher generation output and, on the other hand, the lower prices charged to end customers as a result of the lower electricity tariff for the year 2001.

Sales

Sales were Euro 9.66 billion (USD 8.60 Billion), broken down as follows:

Euro Million				
	2001	2000	Change	% change
Generation, mainland	3,432	3,228	204	6.3
Distribution and transport, mainland	3,978	3,964	14	0.4
Supply	1,085	952	133	14
Trading	173	10	163	N/A
Extrapeninsular systems*	845	792	53	6.7
Compensations for extra costs in extrapeninsular systems	126	114	12	10.5
Resettlements and others	17	216	-199	-92.1
TOTAL	**9,656**	**9,276**	**380**	**4.1**

* *For a higher transparency and due to the particularities of production and generation in the extrapeninsular systems, the information on these activities is shown separately.*

USD Million				
	2001	2000	Change	% change
Generation, mainland	3,055	2,873	182	6.3
Distribution and transport, mainland	3,541	3,528	12	0.4
Supply	966	847	118	14
Trading	154	9	145	N/A
Extrapeninsular systems*	752	705	47	6.7
Compensations for extra costs in extrapeninsular systems	112	101	11	10.5
Resettlements and others	15	192	-177	-92.1
TOTAL	**8,595**	**8,257**	**338**	**4.1**

* *For a higher transparency and due to the particularities of production and generation in the extrapeninsular systems, the information on these activities is shown separately.*

Generation

In 2001, demand for electricity in the mainland grew 5.6% against 2000. Still, the output from generators under the ordinary regime only grew 4.4%, due to the 14.8% increase in the output from generators under the special regime.

ENDESA's generation sales in the mainland were 6.3% higher as a result of the following:

- An increase of 0.6% of the company's output sold in the mainland's wholesale market to 81,951 GWh, representing a market share of 45.2%.
- A 1.4% increase in the average revenue per kWh for generation in the mainland to Euro cent 3.87 (USD cent 3.44).
- The higher volume of sales to the "pool" of energy not produced by the company, which amounted to Euro 306 million (USD 272 million) against Euro 154 million (USD 137 million) in 2000.

The table below shows the structure of the generation in the mainland for both ENDESA and the whole of the industry for the last two years:

Structure of electricity generation in the mainland (%)				
	ENDESA		Total industry	
	2001	2000	2001	2000
Nuclear	34.4	34.4	34.5	35.2
Coal	45.2	50.3	37.6	43.9
Hydro	15.4	11.5	22.1	16.0
Oil-gas	5.0	3.8	5.8	4.9
Total	**100.0**	**100.0**	**100.0**	**100.0**

Distribution and Transmission

Energy sold by ENDESA in the mainland was 76,013 GWh in 2001, 4.8% higher than 2000.

Despite this increase, revenues from transmission and distribution in the mainland were only Euro 14 million (USD 12 million) higher mainly as a result of the following:

- The reduction of the tariff in 2001.
- The increase in the number of eligible customers who chose to purchase electricity in the liberalised market from supply companies. Distributors only charge these customers for the access charges - and not for all of the concepts included in the supply of electricity.

Still, it should be highlighted that the lower sales from distribution derived from the above are compensated with the subsequent increase in sales in the supply business.

Supply

In 2001 ENDESA sold 21,741 GWh to eligible customers, an increase of 5.9% against the previous year.

Sales from this activity were Euro 1.09 billion (USD 0,97 billion), an increase of 14.0% against 2000, as a result of the higher sales volume and a 7.6% higher average price of electricity sold.

Extrapeninsular Systems

In 2001 ENDESA's generation output in the extrapeninsular systems was 10,839 GWh. Energy sold to end customers was 11,294 GWh, an increase of 7.4% against the previous year. The difference between generation output and sales to customers is due to the purchases of energy from self-generators.

Revenues in these markets amounted to Euro 845 million (USD 752 million), an increase of 6.7% against 2000. Besides, Euro 126 million (USD 112 million) were accounted as compensations.

These compensations correspond only to the ones which, with a provisional nature, were set forth in the Royal Decree that set the tariff for the year 2001. Therefore they do not include the additional amounts which ENDESA considers legitimate to receive as a compensation for the higher fuel costs for the extrapeninsular generation the settlement of which is still pending from the Administration and, in accordance with current legislation, amount to Euro 250 million (USD 223 million) .

CTC Revenues

CTC revenues in 2001 were Euro 147 million (USD 131 million) as shown below:

	Euro Million		
	2001	**2000**	**Change**
Technology	70	127	-57
Coal	77	110	-33
Total	**147**	**237**	**-90**

USD Million			
	2001	**2000**	**Change**
Technology	62	113	-51
Coal	69	98	-29
Total	**131**	**211**	**-80**

The lower amount of CTCs by technology as defined by Royal Decree 2/2001 is mainly due to the reduction in the electricity tariff for the year, which, by reducing revenues for the industry, also reduces the available amounts for the recovery of CTCs.

It should be pointed out that against the Euro 70 million (USD 62 million) in CTCs by technology accounted in 2001, the initial estimate in the draft project for the Law on the Electricity Industry contemplated revenues for ENDESA under this concept for the year 2001 of Euro 635 million (USD 565 million).

The lower amount of coal CTCs is due to a smaller amount of generation using domestic coal in the year 2001 as a consequence of the higher levels of hydro generation in the first quarter.

1.1.2 Operating Expenses

Operating expenses in 2001 were 3.1% higher against 2000, and were broken down as shown below:

Euro Million				
	2001	**2000**	**Change**	**% chge.**
Purchases	5,885	5,528	357	6.5
Purchases of energy	4,074	3,656	418	11.4
Fuel	1,476	1,546	-70	-4.5
Transmission and other external expenses	335	326	9	2.8
Depreciation	1,095	1,127	-32	-2.8
Provisions	23	84	-61	-72.6
Personnel and other operating costs	1,452	1,461	-9	-0.6
TOTAL	**8,455**	**8,200**	**255**	**3.1**

USD Million				
	2001	**2000**	**Change**	**% chge.**
Purchases	5,238	4,920	318	6.5
Purchases of energy	3,626	3,254	372	11.4
Fuel	1,314	1,376	-62	-4.5
Transmission and other external expenses	298	290	8	2.8
Depreciation	975	1,003	-28	-2.8
Provisions	20	75	-54	-72.6
Personnel and other operating costs	1,292	1,300	-8	-0.6
TOTAL	**7,526**	**7,299**	**227**	**3.1**

Purchases

Purchases showed an increase of Euro 357 million (USD 318 million) in absolute and 6.5% in relative terms against last year, mainly as a consequence of the following:

- Purchases of energy were higher by Euro 418 million (USD 372 million), representing a 11.4% increase above last year.

  This increase was due to:

  * An increase of Euro 152 million (USD 135 million) in the purchases from the pool, both for pumping and for their final sale.

  * An increase of Euro 163 million (USD 145 million) in the purchases of energy for trading.

  * An increase of Euro 103 million (USD 92 million) in the purchases of energy for distribution and supply, mainly as a result of the higher volumes of energy purchased.

- The Euro 70 million (USD 62 million) decrease in fuel costs, representing a reduction of 4.5% against year 2000 due to the higher output in 2001 from hydraulic generation. This reduction took place despite Euro 29 million (USD 26 million) higher fuel costs for the extrapeninsular generation.

Personnel and Other Operating Expenses

As of 31 December 2001, workforce for the domestic electricity business was 15,016 employees, a decrease of 1,723 against the end of the previous year.

Personnel expenses for the period amounted to Euro 868 million (USD 773 million), 1.6% lower than last year.

On the other hand, other operating expenses were Euro 584 million (USD 520 million), an increase of Euro 5 million (USD 4 million) or 0.9%, against the previous year.

The balance of this account in 2001 includes Euro 32 million (USD 28 million) corresponding to the increase in costs from new activities, mainly from services to third parties. Disregarding this effect, the balance of other operating expenses would be lower by Euro 28 million (USD 25 million), a decrease of 4.7% against last year.

The implementation of ENDESA's cost cutting plan has enabled savings in the above items under homogeneous terms of Euro 51 million (USD 45 million) in the year 2001, representing a decrease of 3.2% in nominal and 5.7% in real terms.

Annual cost savings in the domestic electricity business in the year 2001 with respect to the year 1996 amount to Euro 459 million (USD 409 million), or 24% of the cost base in year 1996 in homogeneous terms, to which the 13.7% cumulative inflation for the period should be added.

1.1.3 Operating Income by Line of Business

The table below shows the breakdown of the operating income for the domestic electricity business by its different activities. Figures below include the result rom the corporate structure.

	Euro million			
			Change	
	2001	2000	Amount	%
Generation and supply	1,069	1,028	41	4
Distribution	730	664	107	9.9
Operating Income	**1,799**	**1,692**	**148**	**6.3**

	USD Million			
			Change	
	2001	2000	Amount	%
Generation and supply	952	915	36	4
Distribution	650	591	95	9.9
Operating Income	**1,601**	**1,506**	**132**	**6.3**

Operating income for distribution was 9.9% higher as a result of the improvements in efficiency and 4.0% higher for the deregulated activities of generation and supply, in spite of lower CTC revenues and thanks to the reduction in controllable costs and the higher prices of electricity sold to customers.

1.2 International Electricity Business

Operating income for the international electricity business in 2001 was Euro 1,42 billion (USD 1.26 billion), an increase of 9.3% against last year.

Besides, and for a homogeneous comparison between both years, the following items should be taken into account:

- In the year 2000, ENDESA sold all of its holdings in the Chilean company Transelec, which was fully consolidated in the first nine months 2000 with an operating income of Euro 64 million (USD 57 million).
- On the other hand, the operating income was impacted by an additional Euro 133 million (USD 118 million) from the effect of the lower equivalent in Euro of the operating income from the foreign affiliates as a result of the devaluation of their local currencies.

Should the effect of the above two factors be discounted to allow a homogeneous year-on-year comparison, the increase in operating income would have been 25.7%, which corresponds to the average improvement of the operating income in local currency terms.

The table below shows the performance of the EBITDA and operating income broken down by activity and their comparison against the previous year:

Euro Million						
	EBITDA			Operating Income		
	2001	2000	% Var.	2001	2000	%Var.
Generation	968	835	15.9	653	531	23
Distribution and Transmission	1,115	998	11.7	774	679	14
Other (*)	3	129	N/A	-4	92	N/A
Total	**2,086**	**1,962**	**6.3**	**1,423**	**1,302**	**9.3**

* *Figures for 2000 include ENERSIS's holding in Transelec until September 2000.*

USD Million						
	EBITDA			Operating Income		
	2001	2000	% Var.	2001	2000	%Var.
Generation	862	743	15.9	581	473	23
Distribution and Transmission	992	888	11.7	689	604	14
Other (*)	3	115	N/A	-4	82	N/A
Total	**1,857**	**1,746**	**6.3**	**1,267**	**1,159**	**9.3**

* *Figures for 2000 include ENERSIS's holding in Transelec until September 2000.*

In spite of the unfavorable macroeconomic conditions in Latin America, especially in Argentina, and the rationing implemented in Brazil as a result of the draught, both generation and distribution showed a good performance, with increases of 23% and 14%, respectively.

These results have been made possible by the efficiency improvements in all of ENDESA's Latin American affiliates as a result of the implementation of Plan Genesis, which allow to compensate for the effects of the current economic environment in the region.

On the other hand, total workforce for the international electricity business as of 31 December 2001 was 10,617 employees, a reduction of 553 against the previous year.

The table below shows EBITDA, operating income for the activities of generation and distribution in the year 2001 and their comparison against 2000, broken down by country where ENDESA has fully consolidated affiliates.

Euro Million						
	EBITDA			Operating Income		
	2001	**2000**	**% Chg.**	**2001**	**2000**	**% Chg.**
Generation						
Chile	362	237	52.7	256	115	122.6
Colombia	193	186	3.8	132	127	3.9
Argentina	180	180	-	81	99	-18.2
Brazil	70	86	-18.6	63	71	-11.3
Peru	163	146	11.6	121	119	1.7
TOTAL Generation	**968**	**835**	**15.9**	**653**	**531**	**23**
Distribution and Transmission						
Chile	208	220	-5.5	184	195	-5.6
Colombia	149	144	3.5	65	65	-
Argentina	353	311	13.5	235	201	16.9
Brazil	314	231	35.9	228	156	46.2
Peru	91	92	-1.1	62	62	-
TOTAL Dist. and Transmission	**1,115**	**998**	**11.7**	**774**	**679**	**14**

USD Million						
	EBITDA			Operating Income		
	2001	2000	% Chg.	2001	2000	% Chg.
Generation						
Chile	322	211	52.7	228	102	122.6
Colombia	172	166	3.8	117	113	3.9
Argentina	160	160	-	72	88	-18.2
Brazil	62	77	-18.6	56	63	-11.3
Peru	145	130	11.6	108	106	1.7
TOTAL Generation	**862**	**743**	**15.9**	**581**	**473**	**23**
Distribution and Transmission						
Chile	185	196	-5.5	164	174	-5.6
Colombia	133	128	3.5	58	58	-
Argentina	314	277	13.5	209	179	16.9
Brazil	279	206	35.9	203	139	46.2
Peru	81	82	-1.1	55	55	-
TOTAL Dist. and Transmission	**992**	**888**	**11.7**	**689**	**604**	**14**

The above figures show the positive performance of the operating income for generation in Chile, which more than doubled previous year's figures and that allowed to compensate by a wide margin the negative effects of the situation in Argentina and Brazil, leading to overall increases in the generation business of 23% in operating income and 15.9% in EBITDA.

In distribution, operating income grew 14% and EBITDA grew 11.7%, although each country showed different rates of increase.

In Chile, operating income in local currency terms rose 7.6%, but the devaluation of the Chilean peso against the dollar turned it into a 5.6% drop in dollar terms.

On the other hand, operating income for distribution in Argentina rose 16.9% in Euro terms despite the situation the country went through in the year.

In Brazil, the measures approved by the government to compensate for the effects of the energy rationing as a result of the draught in 2001 resulted in a compensation of Euro 140 million (USD 125 million), which offset the negative impact on revenues. This, together with the higher efficiency levels achieved by ENDESA's affiliates, allowed a 46.2% increase in operating income.

The table below shows the physical magnitudes for generation and distribution by country and their comparison against 2000.

	Generation (GWh)		Distribution (GWh)	
	2001	**% chge. on 2000**	**2001**	**% chge. on 2000**
Chile	15,741	2.6	10,761	6.2
Colombia	10,105	5.1	8,608	-1.9
Argentina	11,864	13.3	12,909	2.5
Brazil	2,256	-33.8	12,091	-10.3
Peru	4,480	23.7	3,675	3.1
TOTAL	**44,446**	**4.7**	**48,044**	**-1.0**

1.3. Telecommunications and Other Businesses

Telecommunications and other businesses showed an operating loss of Euro 47 million (USD 42 million) in 2001.

The year 2000 showed an operating loss of Euro 28 million (USD 25 million). Still, it is not possible to compare both results as this line of business incorporates, since 1st January 2001, the result of the Chilean mobile telephony operator Smartcom, while financial statements for the year 2000 incorporated its results since the month of July.

On the other hand, Smartcom has achieved a growing penetration in the Chilean market reaching a market share of 12.6% at the end of 2001, against 7.9% at the beginning of the year, and a customer base of 609,000 an amount 124% higher than one year ago.

The results for telecommunications and new businesses are broken down as follows:

	Euro million
Telecommunications	-62
Gas	25
Cogeneration and renewables	15
New businesses	-16
Structure costs and others	-9
TOTAL	**-47**

	USD Million
Telecommunications	-55
Gas	22
Cogeneration and renewables	13
New businesses	-14
Structure costs and others	-8
TOTAL	**-42**

2 Financial Results

Financial results for the year 2001 were a net loss of Euro 1.72 billion (USD 1.53 billion) as broken down below:

Euro million				
	2001	**2000**	**Change**	**% change**
Financial expenses	-1,628	-1,663	35	2.1
Financial income	167	249	-82	-32.9
FX differences	-398	139	-537	N/A
Monetary correction	141	150	-9	-6
Change in provisions	-4	-18	14	77.8
Total financial results	**-1,722**	**-1,143**	**-579**	**-50.7**

USD Million				
	2001	**2000**	**Change**	**% change**
Financial expenses	-1,449	-1,480	31	2.1
Financial income	149	222	-73	-32.9
FX differences	-354	124	-478	N/A
Monetary correction	126	134	-8	-6
Change in provisions	-4	-16	12	77.8
Total financial results	**-1,533**	**-1,017**	**-515**	**-50.7**

2.1 Financial Expenses

Financial debt as of 31st December 2001 was Euro 25.01 billion (USD 22.26 billion), an increase of 3.07 billion (USD 2.73 billion) against 31st December 2000.

Of this increase, Euro 560 million (USD 498 million) correspond to the accounting effect of the higher Euro value of foreign currency-denominated debt, mainly in dollars, which correspond to a large extent to the Latin American affiliates. Disregarding this effect, the increase in debt would be Euro 2.51 billion (USD 2.23 billion), mainly due to ENDESA's important strategic investments in Europe during the year.

Still, it is important to take into account that on 8 January 2002 the company collected the funds from the sale of Viesgo which together with the debt of Viesgo, brings a decrease in debt of Euro 1.91 billion (USD 1.70 billion).

On the other hand, the lower average cost of debt, which went down from 6.47% in the year 2000 to 5.85% in 2001, enabled a reduction in financial expenses of Euro 35 million (USD 31 million), that is, 2.1%.

The following table shows a breakdown of debt and its average cost by line of business in the year:

EURO Million	Debt as of 12-31-01	Average cost %
Domestic electricity business	11,768	4.57
International electricity business	11,525	7.02
Telecommunications and other businesses	1,714	5.77
TOTAL	**25,007**	**5.85**

USD Million	Debt as of 12-31-01	Average cost %
Domestic electricity business	10,475	4.57
International electricity business	10,258	7.02
Telecommunications and other businesses	1,526	5.77
TOTAL	**22,259**	**5.85**

2.2 Foreign Exchange Differences

In 2001 both the Chilean peso and the Brazilian real suffered strong devaluations against the dollar.

% Devaluation		
	US$	**Euro**
Chilean peso	14.1	8.1
Brazilian real	18.7	12.4

The devaluation against the US dollar has a negative impact on the financial statements in local currencies of the affiliates in their countries, as it increases the balance of their dollar-denominated debt and generates a foreign exchange loss in the income statement; on the other hand, the devaluation against the Euro has an impact on ENDESA's consolidated statements by reducing the Euro value of the equity of the affiliates in these countries.

The above effects have had a negative impact of Euro 827 million (USD 736 million) on ENDESA's equity through the "Translation differences" account. Additionally, the impact on the income statement under the "Foreign exchange losses" footing was Euro 398 million (USD 354 million), with an effect on net income after taxes and minorities of Euro 117 million (USD 104 million).

These amounts include the effect of the decision made by the Argentinean authorities in January 2002 to abandon the link of the peso's exchange rate with the US dollar, which has led to a devaluation of the Argentinean currency. Despite the devaluation's having take place in 2002, its effects have been accounted for in 2001 using an exchange rate of 1.7 pesos to the dollar, with an impact of Euro 260 million (USD 231 million) in the income statement under the "Foreign exchange losses" footing, with an impact of Euro 356 million (USD 317 million) in reserves and Euro 84 million (USD 75 million) in net income.

3 Equity Income

Losses attributable to ENDESA under the equity method were Euro 118 million (USD 105 million) for the period.

The largest component of the equity losses is the one corresponding to AUNA, with a loss of Euro 198 million (USD 176 million), which, apart from AUNA's ordinary income, incorporate the estimated cost of the disposal of Quiero TV.

Still, from an operating profit viewpoint, it is important to highlight the significant improvement in AUNA, in line with the targets set in the Strategic Plan 2001-2005, to the point that its EBITDA has been positive since May, which enabled a cumulative positive EBITDA for the year of Euro 129 million (USD 115 million).

Other contributions to equity income include as the most significant one ENDESA Italia (Elettrogen), with a positive result of Euro 28 million (USD 25 million), corresponding to ENDESA's 45% stake, only for the last quarter of the year.

It is important to highlight the positive performance of this company's operations, as well as the fact that ENDESA will soon increase its stake to above 50%, thereby leading to the full consolidation of the company in 2002.

The rest of the equity income mainly corresponds to the positive results from Aguas de Barcelona, Red Eléctrica de España, Repsol, Snet and Tejo Energía.

4 Amortisation of Goodwill

Amortisation of goodwill in 2001 was Euro 289 million (USD 257 million), a 6.3% increase on 2000.

This higher amount is due to the new investments made in 2001, which led to new goodwill amounts in ENDESA Italia of Euro 773 million (USD 688 million), in Snet of Euro 284 million (USD 253 million) and in Repsol of Euro 109 million (USD 97 million).

5 Extraordinary Results

Extraordinary results for 2001 Euro 579 million (USD 515 million), a decrease of Euro 455 million (USD 405 million) against 2000.

These results correspond mainly to the Euro 660 million (USD 587 million) capital gains on the sale of various holdings, among which ENDESA's direct and indirect holdings in the Argentinean Edenor (Euro 494 million or USD 440 million) and 12.5% of Viesgo, sold in December 2001 with a gross capital gain of Euro 152 million (USD 135 million).

On the other hand, several extraordinary provisions were charged, which include Euro 114 million (USD 101 million) in Cerj to cover contingent liabilities derived from pension commitments and other commitments with the workforce.

6 Taxation

Total corporate tax charge for 2001 amounted to Euro 88 million (USD 78 million).

This amount was influenced by two important events:

- The cancellation of deferred tax charges of Euro 224 million (USD 199 million), as a result of the application of a 18% tax rate to capital gains affected by the regime on deferrals of reinvestments approved by Law 24/2001 of 27 December.
- The tax exemption for the capital gains on the sale of Edenor.

Disregarding the above effects, the resulting effective corporate tax rate would be 27.2%.

7 Information by Line of Business

The table below shows the main parameters of the income statement and balance sheet of the first year 2001 by line of business.

Euro million				
	Revenues	Operating Income	Net Income	Fixed Assets
Generation	4,149	1,018	663	8,484
Distribution	5,129	730	334	6,819
Supply	1,115	51	26	28
International	5,125	1,423	489	13,466
Telecommunications and other businesses	365	-47	-101	682
Services	239	15	3	44
Corporate Structure	350	-9	65	93

USD Million				
	Revenues	Operating Income	Net Income	Fixed Assets
Generation	3,693	906	590	7,552
Distribution	4,565	650	297	6,070
Supply	992	45	23	25
International	4,562	1,267	435	11,986
Telecommunications and other businesses	325	-42	-90	607
Services	213	13	3	39
Corporate Structure	312	-8	58	83

8 Cash Flow and Investments

Cash flow for the year was Euro 3.35 billion (USD 2.98 billion) , 0.2% higher than in 2000. Investments in the period were Euro 5.45 billion (USD 4.85 billion) broken down as follows:

	Euro
Capital expenditures	2,403
Intangibles	141
Financial	2,902
Total investments	**5,446**

	USD
Capital expenditures	2,139
Intangibles	126
Financial	2,583
Total investments	**4,847**

The following table shows a breakdown of capital expenditures by line of business:

	Euro Million			
	Domestic Electricity	**International Electricity**	**Telecoms and Other**	**Total**
Generation	555	242		797
Distribution	591	690		1,281
Other	65	46	214	325
Total	**1,211**	**978**	**214**	**2,403**

	USD Million			
	Domestic Electricity	**International Electricity**	**Telecoms and Other**	**Total**
Generation	494	215		709
Distribution	526	614		1,140
Other	58	41	190	289
Total	**1,078**	**871**	**190**	**2,139**

8.1 Investments in the Domestic Electricity Business

In 2001 ENDESA invested Euro 1.21 billion (USD 1.08 billion) in the Spanish electricity business, which represents around 58% of total estimated investment in the year in the electricity industry.

Of the above amount, Euro 591 million (USD 526 million), that is, 48.8% of total investments, were in the distribution business in order to extend and improve the quality of service.

This amount represents around 64% of the Spanish industry's total estimated investment in the electricity distribution activity in 2001.

The company invested Euro 555 million (USD 494 million) in increasing the installed capacity, especially to the construction of new CCGT plants.

8.2 Financial Investments

Financial investments amounting to Euro 2.90 billion (USD 2.58 billion) include the acquisitions of 45% of Elettrogen (ENDESA Italia) for Euro 999 million (USD 889 million) and 30% of the French SNET for Euro 452 million (USD 402 million); the capital increase of AUNA subscribed by ENDESA for Euro 498 million (USD 443 million), of which Euro 171 million (USD 152 million) were disbursed through the cancellation of loans; and the additional acquisition of REPSOL shares for Euro 194 million (USD 173 million).

These strategic investments were wholly financed with the proceeds from the disposals of EDENOR and VIESGO, which amounted to a cash inflow of Euro 2.71 billion (USD 2.41 billion), of which the amount corresponding to Viesgo was received on 8 January 2002.

8.3 Other Uses of Funds

On the other hand, ENDESA acquired treasury stock during the year 2001, mainly in the third quarter, with a net cost of Euro 149.7 million (USD 133.2 million). This has brought treasury stock up from 0.3% as of 31st December 2000 to 1.2% as of 31 December 2001. As per current accounting regulations, a provision charge has been made against reserves to cover the difference between the cost of acquisition of these shares and their net book value for an amount of Euro 109 million (USD 97 million).

Dividends paid against results from year 2000 were Euro 687 million (USD 611 million). Payments of provisions, mainly from externalization of pension and workforce restructuring liabilities, were Euro 1.51 billion (USD 1.34 billion), of which Euro 667 million (USD 594 million) were financed through a deferred payment to the pension funds.

For additional information please contact Jacinto Pariente, North America Investor Relations Office 212 750 72 00.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: March 1, 2001

By: /s/ Jacinto Pariente
Name: Jacinto Pariente
Title: Manager of North America
Investor Relations